501 Merritt 7 Corporate Park
Norwalk, Connecticut 06851

April 17, 2025

VIA EDGAR CORRESPONDENCE

Bradley Ecker

Division of Corporate Finance

Office of Manufacturing

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Reed’s, Inc.
Registration Statement on Form S-1
File No. 333-286492
Filed on April 11, 2025 and amended April 17, 2025

Dear Mr. Ecker:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Reed’s, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m., Eastern time, on Monday, April 21, 2025, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and its management from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REED’S, INC.,

a Delaware corporation

/s/ Cyril Wallace
By:	Cyril Wallace
Its:	Chief Executive Officer